                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1 )*


                     Pepsi-Cola Puerto Rico Bottling Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class B Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   713434 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John F. Bierbaum
                              60 South Sixth Street
                                   Suite 3800
                              Minneapolis, MN 55402
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .









*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 4 Pages)
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         Pohlad Companies, PepsiCo, Inc. and P-PR Transfer, LLP (the "Reporting
Persons") hereby amend their statement on Schedule 13D, originally filed on July 28, 1998 (the "Schedule 13D"), with respect to their beneficial ownership of shares of Class B Common Stock, par value $0.01 per share, of Pepsi-Cola Puerto Rico Bottling Company ("PPR"). The Reporting Persons previously disclosed their controlling interest in PPR in the Schedule 13D jointly filed with V. Suarez & Co., Inc.

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         (a), (b) and (c)  No change, except as set forth below.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of PepsiCo, Inc., are set forth on Appendix I attached hereto and incorporated herein by reference.

         (d), (e) and (f)  No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

Item 4.  Purpose of Transaction.

         Pohlad Companies and Beverages, Foods & Service Industries, Inc., a wholly owned subsidiary of PepsiCo, Inc., are the general partners of P-PR Transfer, LLP. Pohlad Companies and Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly owned subsidiary of PepsiCo, Inc., are majority shareholders of Delta Beverage Group, Inc. ("Delta"). Pohlad Companies is the sole shareholder of Dakota Beverage Company, Inc. ("Dakota").

         The Reporting Persons hereby report that they have reached an agreement in principle with PPR for the acquisition by PPR of the stock of Delta and Dakota. As consideration for such acquisitions, PPR would issue approximately 65,000,000 shares of its Class B Common Stock to the shareholders of Delta and Dakota, including the Reporting Persons.

         The parties have not entered into any definitive agreement regarding the proposed transactions. The transactions are subject to various conditions beyond the control of the Reporting Persons. These conditions include but are not limited to (1) entry into definitive agreements regarding the proposed transactions, (2) approval of the transactions by the shareholders of PPR, Delta and Dakota, and (3) the receipt of all necessary authorizations, consents, waivers orders and approvals.

         Delta is the fifth largest independent PepsiCo bottler in the U.S. Delta's exclusive franchise territories cover portions of Arkansas, Louisiana, Mississippi, Tennessee and Texas and include the cities of New Orleans, Memphis, Little Rock, Shreveport, Baton Rouge and Tupelo. Dakota, a wholly owned subsidiary of the Pohlad Companies, is a bottler and distributor of soft drinks under exclusive franchise agreements with PepsiCo and Cadbury Schweppes. Dakota's territories cover portions of North Dakota, South Dakota, Minnesota and Iowa.

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Item 5.  Interest in Securities of the Issuer.

         The Reporting Persons intend to further amend this Schedule 13D to report any change in their beneficial ownership of PPR stock resulting from the proposed transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

Item 7.  Material to be Filed as Exhibits.

         No change.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 28, 1999

                              P-PR Transfer, LLP
                                    By Its General Partners:
                                    Pohlad Companies


                                  By: /s/ John F. Bierbaum
                                      ----------------------------------------
                                          John F. Bierbaum, Vice President and
                                          Chief Financial Officer

                                  Beverages, Foods & Service Industries, Inc.


                                  By: /s/ W. Timothy Heaviside
                                      ----------------------------------------
                                          W. Timothy Heaviside, Vice President

                              Pohlad Companies


                              By: /s/ John F. Bierbaum
                                  ---------------------------------------------
                                      John F. Bierbaum, Vice President and
                                      Chief Financial Officer

                              PepsiCo, Inc.


                              By: /s/ W. Timothy Heaviside
                                  ---------------------------------------------
                                      W. Timothy Heaviside, Vice President

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                                   APPENDIX I

                                  PepsiCo, Inc.

Directors

Name                        Principal Occupation and Address
-------------------------   ----------------------------------------------------

John F. Akers               Former Chairman and CEO
                            International Business Machines Corporation
                            290 Harbor Drive
                            Stamford, CT 06902-7441

Robert E. Allen             Former Chairman and CEO AT&T Corp.
                            101 JFK Parkway, 1D403
                            Short Hills, NJ 07078

Roger A. Enrico             Chairman & CEO PepsiCo, Inc.
                            700 Anderson Hill Road
                            Purchase, NY 10577

Peter Foy                   Retired Chairman
                            Baring Brothers International Limited
                            5 Belvedere Dr.
                            Wimbledon SW19 7BX England

Ray L. Hunt                 Chairman and CEO
                            Hunt Oil Company
                            1445 Ross at Field
                            Dallas, TX 75202-2785

Arthur C. Martinez          Chairman and CEO
                            Sears, Roebuck and Co.
                            3333 Beverly Road
                            Hoffman Estates, IL 60179

John J. Murphy              Managing Director
                            SMG Management, LLC
                            5956 Sherry Lane, Suite 710
                            Dallas, TX 75225

Franklin W. Raines          Chairman and CEO
                            Fannie Mae
                            3900 Wisconsin Avenue, N.W.
                            Washington, DC 20016



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PepsiCo, Inc. Cont'd

Steven S Reinemund          President, PepsiCo, Inc.
                            and Acting Chairman and CEO
                            Frito-Lay Company
                            7701 Legacy Drive
                            Plano, TX 75024-4099

Sharon Percy Rockefeller    President and CEO
                            WETA
                            2775 South Quincy Street
                            Arlington, VA 22206

Franklin A. Thomas          TFF Study Group
                            595 Madison Avenue, 33rd Floor
                            New York, NY 10022

Karl M. von der Heyden      Vice Chairman
                            PepsiCo, Inc.
                            700 Anderson Hill Road
                            Purchase, NY 10577

P. Roy Vagelos              Former Chairman & CEO
                            Merck & Co., Inc.
                            1 Crossroads Drive
                            Building A - 3rd  Floor
                            Bedminster, NJ 07921

Arnold R. Weber             President
                            Civic Committee of The Commercial Club of Chicago
                            One First National Plaza
                            21 South Clark Street, Suite  3120
                            Chicago, IL 60603-2006


                                       I-2
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                                  PepsiCo, Inc.

Officers

         The business address of each executive officer of PepsiCo is 700 Anderson Hill Road, Purchase, New York 10577.


Name                        Principal Occupation
-------------------------   ----------------------------------------------------

Roger A. Enrico             Chairman of the Board and Chief Executive Officer

Karl M. von der Heyden      Vice Chairman of the Board

Matthew M. McKenna          Senior Vice President and Treasurer

Indra K. Nooyi              Senior Vice President, Corporate Strategy and
                            Development

Steven S Reinemund          President, PepsiCo, Inc.
                            and Acting Chairman and CEO
                            Frito-Lay Company

Robert F. Sharpe, Jr.       Senior Vice President, General Counsel and Secretary

Michael D. White            Senior Vice President, Chief Financial and Chief
                            Accounting Officer



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